

08005365

Rule 12g3-2(b) File No. 82-5190

082- 34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 8, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding

~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

M. Erni - Schuler

Corporate Communications

Enclosure

PROCESSED

OCT 16 2008

THOMSON REUTERS

- **Dr Hanno M. Bästlein vacates seat on Board of Directors**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone   +41 58 360 96 05
Fax   +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Dr Hanno M. Bästlein vacates seat on Board of Directors

Pfäffikon SZ, October 8, 2008 – In agreement with the Chairman of the Board of Directors, Vladimir Kuznetsov, Dr Hanno Bästlein will vacate his seat on the board on October 31, 2008. Owing to his personal situation Dr Bästlein will not be able to maintain the level of presence on the Oerlikon Board which he considers necessary in the current market situation. Nevertheless, Dr Bästlein will remain a friend of the company in future. Mr Kuznetsov said: "We would like to thank Dr Bästlein for his commitment and valuable support during his time on the Board of Directors of Oerlikon."

For further information, please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Phone +41 58 360 96 02	Phone +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 91 93
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,500 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion in 2007 and it ranks either first or second in the respective global markets.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone   +41 58 360 96 96
Fax   +41 58 360 91 96
www.oerlikon.com



